Filed pursuant to Rule 433
Registration No. 333-207836
June 26, 2017
PRICING TERM SHEET

Issuer:	Indiana Michigan Power Company
Expected Ratings*:	Baa1 (positive) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series L, due 2047
Principal Amount:	$300,000,000
Maturity:	July 1, 2047
Coupon:	3.75%
Interest Payment Dates:	January 1 and July 1
First Interest Payment Date:	January 1, 2018
Treasury Benchmark:	3.00% due February 15, 2047
Treasury Yield:	2.689%
Reoffer Spread:	T+ 110 basis points
Yield to Maturity:	3.789%
Price to Public:	99.304% of the principal amount thereof
Transaction Date:	June 26, 2017
Settlement Date:	June 29, 2017 (T+3)
Redemption Terms:
Make-whole call:	Prior to January 1, 2047 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after January 1, 2047 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	454889 AR7 / US454889AR79
Joint Book-Running Managers:	Citigroup Global Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. UBS Securities LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146, MUFG Securities Americas Inc., toll-free at 1-877-649-6848, Scotia Capital (USA) Inc., toll-free at 1-800-372-3930 or UBS Securities LLC, toll-free at 1-888-827-7275.